MAIL STOP 3561


								December 2, 2005



Gregory E. Burns
Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY  10017


RE:	Global Logistics Acquisition Corporation
	Registration Statement on Form S-1
	Amendment 1 Filed November 3, 2005
      File No. 333-128591

Dear Mr. Burns:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 8

1. We reissue prior comment 12 from our letter of October 25, 2005.
The risk factors section continues to include generic statements that your business or operations would be adversely affected or certain actions would have a detrimental effect on your business.

2. Please revise your risk factor discussing the numerous companies with similar business plans to estimate the number of companies that are currently in the registration process.

Use of Proceeds, page 24

3. We continue to note the statement in footnote three that these expenses are estimates only and that the actual expenses may differ substantially. Please revise this section to clearly discuss those circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation
S-K for guidance.

Proposed Business, page 32

4. We reissue comment 23 from our letter of October 25, 2005. Please disclose the complete role in the Company`s affairs played to date by
Mr. Royce and affirmatively disclose any role to be played by him in future. Beyond the disclosure that he is an initial shareholder, we see no further discussion. We note your response that "Mr. Royce holds no formal or informal title with the Company, nor will Mr. Royce have any decision-making role with respect to management of the
Company or any potential business combination." However, we did not limit our prior comment to decision-making roles.

5. In connection with your response to comment 23 from our letter of
October 25, 2005, we note the repeated statement contained in your registration statement that you "do not have any specific business combination under consideration, and neither [you]..., nor any representative acting on [y]our behalf, has had any contacts with any target businesses regarding a business combination, nor taken any direct or indirect actions to locate or search for a target business regarding a business combination." Please reconcile with your disclosure on page 39 that you "currently intend to concentrate on prospective target businesses with historic or prospective annual revenues of between $100 million and $500 million, that are at or near profitability, and which have recent or potential earnings before interest, taxes, depreciation and amortization of between $8 million and $40 million, in each case assuming an acquisition value that is equivalent to the available net proceeds held in the trust account." Based on such disclosure, it would appear that various actions have been taken to locate a target business.

6. In connection with the preceding comment, and in light of the disclosure contained in your registration statement, as reproduced above, we reissue comment six from our letter of October 25, 2005. Please disclose the factors that were considered in determining to value this offering at $80,000,000. What factors did you consider when determining that you might need $72,400,000 in the trust fund to effect the business combination contemplated by the registration statement? How do such numbers relate to your stated focus criteria of annual revenues between $100 million and $500 million, at or near profitability, and recent or potential earnings before interest, taxes, depreciation and amortization of between $8 million and $40 million? We note the disclosure contained in your original filing that you believed "opportunities exist to purchase transportation and logistics businesses at significant discounts to their public-market peer company valuations within the framework of the business combination [you]... envision and describe in [your]...prospectus."

We note the response contained in the letter filed with your amendment of November 3, 2005 that the company held "customary organizational meetings" with respect to the state of the capital markets and the amount that "BB&T Capital Markets...believed it reasonably could raise on behalf of the Company given the Company`s proposed focus on the transportation and logistics sector and related industries." However, we also note however your disclosure that your management, board of directors, and your special advisor possess over
125 years of combined industry and operational experience with companies and investment banks focused on the transportation and logistics industry.

With such a great amount of experience possessed by your promoters, it does not immediately appear obvious to the Staff why the determination of an offering amount, which would limit the options available to management in effecting a business combination, would be left solely to your underwriters, as suggested by your current disclosure.

We again note the disclosure made in your original filing that you were "confident that [you would] be able to identify and target potential acquisition candidates."

7. We reissue comment 24 from our letter of October 25, 2005.
This
section continues to include statements that are speculative or promotional in nature and should be removed. Please revise this section accordingly.

8. We note your response to comment 27 from our letter of October
25,
2005 but it does not appear to respond to our concern. We requested clarification whether you had received any unsolicited proposals with respect to a business combination, not whether the company had contacted any target businesses or their representatives.

Certain Relationships and Related Transactions, page 53

9. Clarify that the named individuals on page 55 "are" your parents or promoters. Since the company was recently incorporated, it should be clear to the company the names of the promoters.

Principal Stockholders, page 56
10. We reissue comment 2 from our letter of October 25, 2005. We note your supplemental response that you plan to rely upon the Key Hospitality letter. Please set forth an analysis as to how you comply with the terms of this letter. The current disclosure does not appear to fall within the factual basis in Key Hospitality.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Cynthia M. Krus (by facsimile)
      	202-637-3593

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Gregory E. Burns
Global Logistics Acquisition Corporation
December 2, 2005
Page 1